March 7, 2022

Perry Hindin

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	DIRTT Environmental Solutions Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed February 25, 2022

File No. 1-39061

Dear Mr. Hindin:

Set forth below are the responses of DIRTT Environmental Solutions Ltd. (the “Company,” “we,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 4, 2022, with respect to the Company’s preliminary proxy statement, File No. 1-39061, filed with the Commission on February 25, 2022 (“Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to its Preliminary Proxy Statement (“First Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the First Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 25, 2022

Background to this Solicitation, page vi

1.	We note that this section contains many allegations regarding 22NW’s failure to comply with Canadian securities laws including, without limitation, the following disclosure:

•	“We also believe that this chronology illustrates 22NW’s refusal to cooperate or engage in meaningful discussions with the Board and what appears to be breaches of Canadian securities laws.”

•	“Since November 30, 2020, it appears that 22NW and 726 have been in breach of the take-over bid regime under NI 62-104 with respect to 63 instances of Common Share purchases.”

•

“On November 4, 2021, Messrs. O’Meara and Krause and Ms. MacEachern had a call with Mr. Noll. On November 4, 2021 and November 5, 2021, Messrs. O’Meara and Krause and Ms. MacEachern also had calls with Messrs. English, Broderick and Mitchell. The calls were to discuss 2021 third quarter financial results. Each of Messrs. Noll and English, Broderick and Mitchell raised similar concerns on their respective calls, surrounding (i) concern with the lack of insider/Board ownership of Common Shares, and (ii) an opinion that the Company should disclose what is in the pipeline for the Company.”

March 7, 2022

•

“On January 20, 2022, the Company announced that it believed it should file an application with the ASC against 22NW and 726 for breaching take-over bid and early warning reporting provisions under applicable Canadian securities laws, in order to protect minority shareholders and ensure that all shareholders are provided with full and accurate information.”

Please provide support for the suggestion that 22NW has been acting in concert with 726 and 726’s principal, Shaun Noll. In addition, it is our understanding that on January 20, 2022, the Company did in fact file the above referenced application with the ASC against 22NW, that a hearing before a panel of the ASC was scheduled for March 3, 2022, and that the ASC’s ruling is expected to be issued today, March 4, 2022. Please revise the background section to confirm, if true, that such application was filed and that a hearing was held. Summarize the relief sought in the application and the allegations claimed. Please also supplement the disclosure to disclose the outcome of such hearing including the panel’s finding with respect to the various allegations claimed in this section.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure appearing on page xi of the First Amended Proxy Statement to provide the bases for the Company’s belief that 22NW has been acting in concert with 726 and Shaun Noll. Additionally, we have revised the disclosure appearing on page xv of the First Amended Proxy Statement to confirm that the application with the ASC against 22NW, Messrs. English, Broderick, Mitchell and Noll and 726 was filed and that a hearing was held on March 3, 2022, to summarize the relief sought and allegations claimed and to describe the outcome of the hearing.

2.

Disclosure on page xi indicates that “[a]lso on November 5, 2021, Mr. English participated in a telephone call with Mr. Lillibridge and Denise E. Karkkainen, the Chair of the Nominating and Governance Committee, to discuss Mr. English’s desire to be appointed to the Board on an immediate basis, and his unwillingness to sign a standstill agreement.” It is our understanding that Mr. English had indicated that he would be willing to become subject to standstill restrictions as part of a negotiated settlement agreement and that the proposal and term sheet delivered to the Company in early December provided that the proposed cooperation agreement would include customary standstill provisions. Please revise or advise.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure appearing on pages xi and xiii of the First Amended Proxy Statement to include that the Proposal delivered to the Company on December 9, 2021 indicated that 22NW was prepared to provide certain customary standstill provisions and included a proposed standstill with a term of four months.

3.	Disclosure on pages xi and xii includes the following statements:

•

“At 10:15 a.m. MST, a Board meeting was held to discuss the implications if Mr. English and 726 were not supportive of the Convertible Debenture Financing based on the 9:00 a.m. call. Ultimately, the Board approved the Convertible Debenture Financing.”

•	“At 2:07 p.m. MST, Mr. Broderick emailed Mr. Krause, copying Messrs. English and Mitchell, expressing 22NW’s opposition for the Convertible Debenture Financing, which again had not been announced.”

•	“At 2:10 p.m. MST, Mr. English also contacted Mr. O’Meara separately to express 22NW’s opposition to the unannounced financing.”

March 7, 2022

Such disclosure suggests that 22NW was opposed to the Convertible Debenture Financing specifically. It is our understanding that 22NW had no knowledge of such deal at the time and that 22NW expressed a general opposition to any type of dilutive transaction that did not involve 22NW in the process. Please revise or advise.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure appearing on page xii of the First Amended Proxy Statement to clarify that 22NW expressed a general opposition to a financing, as opposed to specifically the Convertible Debenture Financing.

Certain Effects of the 22NW Solicitation, page xv

4.

Please disclose the Board’s intent with respect to issuing the referenced endorsement before the date of appointment or election should a “change of control” occur at the annual and special meeting of shareholders scheduled to be held on April 26, 2022.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure appearing on page xv of the First Amended Proxy Statement to disclose that, as of the date of the First Amended Proxy Statement, the Board has not made a determination with respect to an endorsement of the 22NW Nominees prior to the Meeting. The Company will supplement its proxy disclosure once such a determination is made.

*    *     *    *    *

March 7, 2022

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

DIRTT ENVIRONMENTAL SOLUTIONS LTD.

By:	/s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Senior Vice President, General Counsel and Corporate Secretary

Enclosures

cc:	Todd W. Lillibridge, DIRTT Environmental Solutions Ltd.

Nandini Somayaji, DIRTT Environmental Solutions Ltd.

Robert L. Kimball, Vinson & Elkins L.L.P.